                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934


                            Penn Virginia Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $6.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    707882106
        ----------------------------------------------------------------
                                 (CUSIP Number)

                            Thomas Boone Pickens, Jr.
                            260 Preston Commons West
                                8117 Preston Road
                               Dallas, Texas 75225
                                 (214) 265-4165
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 17, 2002
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Please Send Copies of Notices and Communications to:

                             Taylor H. Wilson, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5615

                                  SCHEDULE 13D


 CUSIP No. 707882106                                                Page 2 of 5
--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  BP Capital Energy Equity Fund, L.P., a Delaware limited partnership 75-2948254
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                  WC/OO
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

                  N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
            NUMBER OF
             SHARES                537,740
                          ------------------------------------------------------
          BENEFICIALLY      8      SHARED VOTING POWER
            OWNED BY
                                   0
                          ------------------------------------------------------
              EACH          9      SOLE DISPOSITIVE POWER
           REPORTING
                                   537,740
                          ------------------------------------------------------
             PERSON        10      SHARED DISPOSITIVE POWER
             WITH:
                                   0
--------------------------------------------------------------------------------
               11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                          PERSON

                              673,322
--------------------------------------------------------------------------------
               12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES     [ ]

                              N/A
--------------------------------------------------------------------------------
               13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              7.6%(1)
--------------------------------------------------------------------------------
               14         TYPE OF REPORTING PERSON

                              PN
--------------------------------------------------------------------------------
(1) Based on a total of 8,917,553 Shares outstanding on May 14, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2002.

 CUSIP No. 707882106                                                Page 3 of 5
--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  BP Capital Energy Equity International Holdings I, L.P., a Delaware limited partnership 75-2958603
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                  WC/OO
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

                  N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
            NUMBER OF
             SHARES                135,582
                          ------------------------------------------------------
          BENEFICIALLY      8      SHARED VOTING POWER
            OWNED BY
                                   0
                          ------------------------------------------------------
              EACH          9      SOLE DISPOSITIVE POWER
           REPORTING
                                   135,582
                          ------------------------------------------------------
             PERSON        10      SHARED DISPOSITIVE POWER
             WITH:
                                   0
--------------------------------------------------------------------------------
               11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                          PERSON

                              673,322
--------------------------------------------------------------------------------
               12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES     [ ]

                              N/A
--------------------------------------------------------------------------------
               13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              7.6%(1)
--------------------------------------------------------------------------------
               14         TYPE OF REPORTING PERSON

                              PN
--------------------------------------------------------------------------------
(1) Based on a total of 8,917,553 Shares outstanding on May 14, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2002.

         This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on March 6, 2002 (the "Original Filing"), as amended on June 25, 2002, by BP Capital Energy Equity Fund, L.P. ("Energy") and BP Capital Energy Equity International Holdings I, L.P. ("International"), by furnishing the information set forth below. Energy and International are collectively referred to in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein, which are not defined herein, have the meanings given to them in the Original Filing, as amended.

ITEM 4.    PURPOSE OF TRANSACTION.

         Item 4 is supplemented to include the following:

         In connection with their review and analysis of the financial condition of the Issuer, the Filing Persons sent a letter on July 17, 2002, to the Board of Directors of the Issuer, which letter is attached hereto as Exhibit 4 and is incorporated herein by reference. The letter describes a series of proposed actions to be taken by the Issuer and sets forth a proposed recapitalization plan. The Filing Persons believe that the consummation by the Issuer of the proposed recapitalization plan would result in increased value for the Issuer's stockholders. The Filing Persons issued a press release dated July 17, 2002, with regard to the foregoing, which press release is attached hereto as Exhibit 5 and is incorporated herein by reference.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is supplemented to include the following:

         Exhibit 4. Letter, dated July 17, 2002, from the Filing Persons to the
                    Issuer.

         Exhibit 5. Press Release, dated July 17, 2002.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 17, 2002


                          BP CAPITAL ENERGY EQUITY FUND, L.P.

                          By:  BP Capital Management, L.P., its general partner
                          By:  TBP Investments Management LLC, its general
                               partner



                               By:       /s/ ROBERT L. STILLWELL
                                        ----------------------------------------
                               Name:    Robert L. Stillwell
                               Title:   Managing Director



                          BP CAPITAL ENERGY EQUITY INTERNATIONAL HOLDINGS I,
                          L.P.

                          By:  BP Capital Management, L.P., its general partner
                          By:  TBP Investments Management LLC, its general
                               partner



                               By:       /s/ ROBERT L. STILLWELL
                                        ----------------------------------------
                               Name:    Robert L. Stillwell
                               Title:   Managing Director

                                    EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION
-------     -----------
   4        Letter, dated July 17, 2002, from the Filing Persons to the Issuer.

   5        Press Release, dated July 17, 2002.